Exhibit 3.1

Dated 19 October 2018

Companies (Jersey) Law 1991

Public Company Limited by Shares

MEMORANDUM OF ASSOCIATION
OF
AMCOR PLC

Companies (Jersey) Law 1991

Public Company Limited by Shares

Memorandum of Association

of

Amcor plc

1.	The name of the Company is Amcor plc.

2.	The Company is a public company limited by shares.

3.	The Company is a par value company.

4.	The Company has unrestricted corporate capacity.

5.	The liability of each member arising from his or her holding of a share is limited to the amount (if any) unpaid on it.

6.	The share capital of the Company is US$100,000,000 divided into 9,000,000,000 ordinary shares of US$0.01 each and 1,000,000,000 preferred shares of US$0.01 each.